# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Linkhome Holdings Inc., CIK 0002017758
CUSIP: 53578M102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 17901 Von Karman Ave, Ste 450, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002027409

## Reporting persons
- Qin Zhen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,070,000; shared voting power 0; sole dispositive power 5,070,000; shared dispositive power 0; aggregate amount beneficially owned 5,070,000 (31.24% of the class); the aggregate amount excludes certain shares
  Comment: The cover page to this Schedule 13G reflects the Reporting Person's beneficial ownership as of March 31, 2026. See Item 4 for the Reporting Person's beneficial ownership as of the historical reporting dates covered by this corrective Schedule 13G.
  
  The aggregate amount beneficially owned by the Reporting Person does not include 30,000 shares of Common Stock held by Li Na, the Reporting Person's spouse, as to which the Reporting Person disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Linkhome Holdings Inc.
Address of issuer's principal executive offices: 17901 Von Karman Ave, Ste 450, Irvine, CA 92614

## Item 2. Person Filing
Name of person filing: Qin Zhen
Address of principal business office or, if none, residence: 17901 Von Karman Ave, Ste 450, Irvine, CA 92614
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2025, the Reporting Person beneficially owned 6,650,000 shares of Common Stock, all of which were held directly.

As of December 31, 2025, the Reporting Person beneficially owned 6,650,000 shares of Common Stock, consisting of (i) 5,070,000 shares held directly, (ii) 800,000 shares held of record by Wallstreet Venture Partners LLC and (iii) 780,000 shares held of record by Hongshan Capital LLC. The Reporting Person had sole voting and dispositive power with respect to the shares held by Wallstreet Venture Partners LLC and Hongshan Capital LLC.

As of March 31, 2026, the Reporting Person beneficially owned 5,070,000 shares of Common Stock, all of which were held directly. The amounts reported herein do not include 30,000 shares of Common Stock held by Li Na, the Reporting Person's spouse, as to which the Reporting Person disclaims beneficial ownership.
Percent of class:
40.97% as of September 30, 2025, based on 16,230,000 shares of Common Stock outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.

40.97% as of December 31, 2025, based on 16,230,000 shares of Common Stock outstanding as of December 31, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 26, 2026.

31.24% as of March 31, 2026, based on 16,230,000 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2026.
Sole power to vote or to direct the vote:
6,650,000 as of September 30, 2025.
6,650,000 as of December 31, 2025.
5,070,000 as of March 31, 2026.
Shared power to vote or to direct the vote:
0 as of September 30, 2025.
0 as of December 31, 2025.
0 as of March 31, 2026.
Sole power to dispose or to direct the disposition:
6,650,000 as of September 30, 2025.
6,650,000 as of December 31, 2025.
5,070,000 as of March 31, 2026.
Shared power to dispose or to direct the disposition:
0 as of September 30, 2025.
0 as of December 31, 2025.
0 as of March 31, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As of December 31, 2025, 800,000 of the shares of Common Stock beneficially owned by the Reporting Person were held of record by Wallstreet Venture Partners LLC and 780,000 were held of record by Hongshan Capital LLC. Each such entity had the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock held of record by it. Neither entity's interest represented more than five percent of the outstanding Common Stock as of such date. As of March 31, 2026, neither entity held any shares of Common Stock beneficially owned by the Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Qin Zhen: /s/ Qin Zhen, Qin Zhen (10/16/2026)